THIS AGREEMENT is made in Barcelona, on August 31, 2000

BETWEEN

(1) 3i GROUP PLC, a public company formed under the laws of England having its registered offices at 91 Waterloo Road, London SE1 8XP (3i);

(2) 3i EUROPARTNERS II LP, a limited partnership formed under the laws of England having its principal place of business at 91 Waterloo Road, London SE1 8XP (3i II);

(3) MILLETTI, S.L., a limited liability company (SOCIEDAD LIMITADA) formed under the laws of Spain and having its principal place of business at calle Paris, 132-134, Barcelona (MILLETTI);

(4) ALBERT OLLE BARTOLOME, of legal age, married, domiciled in Barcelona, at Compte d'Urgell 240, 7D, Barcelona, and holder of identity card n(0) 37.287.864-B (SR OLLE);

(3i, 3i II, Milletti and Sr Olle, as ultimate sole shareholder of Milletti, together referred to as the VENDORS and each as a VENDOR); and

(5) TELETECH HOLDINGS, Inc., a listed corporation formed under the laws of Delaware, USA and having its principal place of business at 1700 Lincoln Street, Suite 1400, Denver, CO 80203 (TELETECH or the PURCHASER);

WHEREAS

(A) CONTACT CENTER HOLDINGS, S.L., is a limited liability company (SOCIEDAD LIMITADA) incorporated under the laws of Spain and having its registered office in Barcelona, at Compte d'Urgell 240, 7D, with Tax Identification Number B-59586883 (CCH or the COMPANY);

(B) INVERSIONES CASPIO, S.L., is a limited liability company (SOCIEDAD LIMITADA) incorporated under the laws of Spain and having its principal place of business in Barcelona, at Compte d'Urgell 240, 7D, with Tax Identification Number B-61979167 (HC or the HOLDING COMPANY).

(C) The Holding Company has no interests, liabilities, obligations, indebtedness or activities other than those deriving from its interest in the Company.

(D) 3i owns 168 shares of the Company, representing 16.295% of the issued share capital of the Company and 3i II owns 167 shares of the Company, representing 16.198% of the issued share capital of the Company.

(E) The Holding Company owns 696 shares of the Company, representing 67.507% of the issued share capital of the Company.

(F) Milletti owns 451,061 shares of the Holding Company representing the entire share capital of the Holding Company; and in turn the Holding Company owns

67.507% shares of the Company. The Holding Company, 3i and 3i II together own 100% of the Company's issued share capital.

(G) 3i has agreed to sell 168 shares in the Company and 3i II has agreed to sell 167 shares in the Company, together representing 32.493% of the issued share capital of the Company (the COMPANY SHARES) to TeleTech, and TeleTech has agreed to purchase the Company Shares on the terms and conditions set out in this Agreement;

(H) Milletti has agreed to sell 451,061 shares, representing in total 100% of the issued share capital of the Holding Company (the HC SHARES) to TeleTech, and TeleTech has agreed to purchase the HC Shares on the terms and conditions set out in this Agreement.

(I) As a result of the purchase by TeleTech of the Company Shares and the HC Shares under this Agreement, TeleTech will hold, directly or indirectly, the entire share capital of CCH (i.e. 32.493% directly and the remaining 67.507% indirectly through the Holding Company).

(J) There are no rights to call for the allotment, conversion, issue, sale or transfer of any Company Shares or HC Shares or loan capital or any other security giving rise to a right over the capital of the Company or the Holding Company under any option or other agreement (including conversion rights and rights of pre-emption) other than in the bye-laws of the Company.

(K) In consideration of the purchase of the Company Shares and the HC Shares, TeleTech has agreed to issue and allot shares in TeleTech to the Vendors.

(L)  The Vendors have delivered or caused to be delivered to the Purchaser:

     (i) Secretary certificates of the general shareholder's resolutions of the Company, approving the sale and purchase of the Shares and waiving any right of first refusal and any other pre-emption right, including option rights;

     (ii) satisfactory evidence of the effective transfer by Juan Francisco Moya Torres to the Holding Company of one (1) share numbered 3,006 in Zigzag and of the effective transfer by Sr Olle to the Company of ten
           (10) shares numbered 491 to 500 in DTG;

     (iii) the Shareholders Registry Books of each of HC and the Subsidiaries, except for DTG, duly legalised with up-to-date entries;

     (iv) Certificates from the President of each of the Company and DTG stating that the Company Shares and the DTG Shares respectively are the only shares that have been issued by the respective company and that no Security Interest exists in relation to such shares, together with a copy of the application to the Mercantile Registry for the legalisation of the Shareholders Registry Book and the Share Registry Book of the Company and DTG respectively;

     (v) the constitutional deeds of the Companies and the Subsidiaries and deeds of title to the Shares;

     (vi) all financial and accounting books and records of the Companies and the Subsidiaries and all title deeds to the extent they are not at such companies' registered addresses;

     (vi) written resignations from the following directors of the Companies and the Subsidiaries signed by each of them to the effect that they have no claim against the relevant company: Milletti as director of the Holding Company; the Holding Company, 3i Iberica de Inversiones Industriales, S.A., Sr Joan Olle Bartolome, Sr Marcel Planelles Aran and Sr Josep Padros Busquets as directors of the Company and the Holding Company, 3i Iberica de Inversiones Industriales, S.A., Sr Joan Olle Bartolome, Sr Marcel Planelles Aran, Sr Josep Padros Busquets, Sr Gustavo Martinez Garcia and Sr Carles Marti Batera as directors of DTG; and

     (vii) a letter from the Vendors stating that the 3i Investment Agreement and the 3i Option Rights in relation to the shares in CCH have been terminated.

(M) TeleTech has delivered to the Vendors evidence of the approval by its Board of the purchase of the Shares.

(N) Milletti has undertaken to Teletech to pay Sr. Olle the purchase price which amounts to Ptas 10,500 millions for 100% of the issued share capital in the Holding Company before June 7, 2003 in accordance with the sale and purchase agreement between Milletti and Sr Olle dated June 7, 2000 and Milleti and Sr Olle acknowledge that nothing relating thereto will affect the valid transfer of the HC Shares pursuant to this Agreement;

(O) The lease agreement for the premises located at calle Avila 60, Barcelona between Milletti and DTG has been amended to exclude the right of the lessor under such lease agreement to increase the rent in the event of a merger of the lessee; establishing the right of DTG to extend the lease in respect of the premises located in calle Avila 60 and providing for a rent revision mechanism to market values in the event of such extension;

(P) Milletti is the legal and beneficial owner of the premises located at calle Avila 60, and nothing will impede the full registration of Milletti as the sole registered owner of such property at the relevant land registry;

(Q) TeleTech has entered into this Agreement and based the Purchase Price in reliance upon the Balance Sheet giving a true and fair view of the financial position and state of affairs of the Company and the Subsidiaries and on the basis that Sr Olle shall continue to provide services to the Company as a senior manager for a minimum period of two (2) years from the date of Completion.

IT IS AGREED as follows:

INTERPRETATION

1.1 In this Agreement, the following expressions shall have the following meanings unless the context requires otherwise:

3i GROUP means 3i Group plc and its subsidiaries, any holding company of 3i Group plc, and any subsidiary of such holding company, from time to time;

3i INVESTMENT AGREEMENT means the investment agreement between Sr Olle, Luisa Maria Hernandez Reche, 3i, 3iII and CCH dated November 12, 1998;

3i OPTION RIGHTS means the deed of grant of option between Sr Olle, 3i, 3i II, Luisa Maria Hernandez Reche, Inversiones Jonico, S.L. and Milleti dated June 7, 2000;

AFFECTED COMPANY means the company in relation to which a Third Party Claim has arisen;

BALANCE SHEET means the warranted audited consolidated balance sheet of the Company and the Subsidiaries as at June 30, 2000, as set out in Schedule 2 hereto;

BALANCE SHEET DATE means June 30, 2000;

BALANCE SHEET REVISION means the revision of the Balance Sheet to be carried out by TeleTech's Accountants as set out in Clause 6 hereto;

BOARD means board of directors;

BUSINESS DAY means a day (other than Saturday or Sunday) on which banks are open in Denver and Barcelona for a full range of business;

CLAIM means any claim in respect of a breach of Warranty, a breach of this Agreement or any of the agreements referred to herein, as well as any claim in relation to a Contingent Liability;

COMPANIES means the Company and the Holding Company;

COMPLETION means completion of the various matters set out in Clause 4 hereto;

CONSIDERATION SHARES has the meaning given to it in Clause 3.2 hereto;

CONTINGENT LIABILITY means a contingent liability in relation to a Claim to the extent that:

(i) a notice in writing from a third party, which is reasonable likely to give rise to a Third Party Claim, is received;

(ii) a fact, matter or circumstance arises or is discovered after Completion which makes it reasonable to consider that a Claim may arise; or

(iii) any inspection by any taxation, employment, social security authority or any other administrative or public authority is commenced or notice received that such an inspection in respect of matters prior to Completion is likely to commence;

DEFICIT means the negative difference between the consolidated net worth of the Company and the Subsidiaries determined by the Balance Sheet Revision and the consolidated net worth of the Company and the Subsidiaries as at the Balance Sheet Date;

DTG means Difusio Telemarketing Grup, S.A., a wholly-owned subsidiary of the Company;

DTG SHARES means 110,000 shares of PTAs 1,000 each, numbered 1 to 110,000 (both inclusive), representing the entire issued share capital of DTG;

EMPLOYMENT AGREEMENT means the agreement between the Company and Sr. Olle, in the form set out in Schedule 5;

ESCROW AGENT means the escrow agent as named in the Escrow Agreement or any successor thereof;

ESCROW AGREEMENT means the agreement between the Vendors and TeleTech in the form set out in Schedule 6 hereto;

ESCROW PERIOD means the period commencing on the date of Completion and ending on October 31, 2001;

ESCROW SHARE VALUE means US$30.63898269 per share of TeleTech Stock as adjusted for share splits occurring after Completion;

ESCROW SHARES has the meaning given to it in Clause 3.3 hereto;

FINAL DEFICIT means the negative difference between the consolidated net worth of the Company and the Subsidiaries determined by the Final Special Report and the consolidated net worth of the Company and the Subsidiaries as at Balance Sheet Date;

LOSSES means any losses, liabilities, judgments costs, damages or expenses of any kind or nature whatsoever including, without limitation, legal costs;

NASDAQ NATIONAL MARKET means the National Market tier of the National Association of Securities Dealers Automatic Quotation System;

PURCHASE PRICE has the meaning given to it in Clause 3.1 hereto;

REGISTRATION RIGHTS AGREEMENT means the agreement to be entered into between Milletti, 3i, 3i II and TeleTech in the form set out in Schedule 7 hereto;

RELATED PARTY means:

(a) in relation to an individual, any company in which any such person owns directly or indirectly five (5) per cent. or more of the shares; or

(b)  in relation to a company:

     (i)  a member of such company's group;

     (ii) a person who is, or was within the preceding twelve (12) months, entitled to exercise or to control the exercise of ten (10) per cent. or more of the votes capable of being cast on all or substantially all matters at general meetings of the company or of any other member of its group.

RELEVANT CAPACITY means, with respect to any person, for its or his or her own account or for that of any person, firm or company and whether through the medium of a company or as principal, partner, director, employee, consultant, agent, shareholder, beneficiary or otherwise;

REVISED BALANCE SHEET DATE means August 31, 2001;

SECURITY INTEREST means any security interest of any nature whatsoever including, without limitation, any mortgage, charge, pledge, lien, assignment by way of security or other encumbrance that limits or restricts the free transferability of the asset affected;

SHARES means the Company Shares and the HC Shares;

SUBSIDIARIES means DTG, Zig-Zag, UTE Iberphone and UTE Telenet;

TELETECH ACCOUNTANTS means Arthur Andersen LLP or any other audit firm of recognized prestige appointed by TeleTech as notified to the Vendors;

TELETECH GROUP means TeleTech and its subsidiaries;

TELETECH STOCK means the shares of common stock of TeleTech, par value US$.01 per share;

TELETECH'S WARRANTIES means the representations and warranties given by TeleTech in this Agreement including, without limitation, those set out in Schedule 3;

THIRD PARTY CLAIM means any third party claim against any of the Companies or Subsidiaries which is reasonably likely to give rise to a Claim, and any claim, inspection or notice of commencement of inspection by any taxation, employment, social security authority or any other administrative or public authority in respect of matters in any way arising prior to Completion which is reasonable likely to give rise to a Claim;

THIRD PARTY COUNSEL means a legal counsel, independent of the parties, with more than ten (10) years legal practice, specialised in matters relating to the subject matter in dispute, and which is acceptable on a reasonable basis to all the parties;

UTE IBERPHONE means the UTE Iberphone Difusio Telemarketing Grup, a UNION TEMPORAL DE EMPRESAS incorporated by DTG and Iberphone, S.A. on May 20, 1999;

UTE TELENET means the UTE Creaciones Corporativas Multimedia DTG, a UNION TEMPORAL DE EMPRESAS incorporated by DTG and Creaciones Corporativas Multimedia, S.L. on January 4, 2000;

VENDORS PROPORTIONS means 67.507% for the benefit of Milletti, 16.295% for the benefit of 3i and 16.198% for the benefit of 3i II;

VENDORS' WARRANTIES means the representations and warranties given by the Vendors in this Agrement including, without limitation, those set out in
Schedule 1 hereto;

WARRANTIES means the Vendors' Warranties and TeleTech's Warranties;

ZIGZAG means Zigzag 2000, S.L. a subsidiary of the Company.

1.2  In this Agreement, unless the context otherwise requires:

(a) references to a "COMPANY" shall include a company, corporation or similar entity, wherever incorporated;

(b) references to "PERSONS" shall include any individual, company, corporate entity, firm, partnership, association or other body or entity;

(c) the "HEADINGS" are inserted for convenience only and shall not affect the construction of this Agreement;

(d) references to a statute or statutory provision shall include that statute or provision as from time to time amended or modified or re-enacted or consolidated whether before or after the date of this Agreement so far as such amendment or modification or re-enactment or consolidation applies or is capable of applying and (so far as liability thereunder may exist or can arise) shall include also any past statutory provision (as from time to time modified or re-enacted or consolidated) which such provision has directly or indirectly replaced;

(e) any reference to a statutory provision include any subordinate legislation made from time to time under that provision;

(f) any reference to "ACCOUNTS" or to "FINANCIAL STATEMENTS" shall include the directors' and auditors' reports; relevant balance sheets; profit and loss accounts; together with all documents which are or would be required by law to be annexed to the accounts of the company concerned in respect of the accounting reference period in question; and

(g) any reference to "BOOKS", "RECORDS" or "OTHER INFORMATION" means books, records or other information in any form including paper, electronically stored data, magnetic media, film and microfilm;

(h) any references to Clauses and Schedules are to clauses of and schedules to this Agreement;

(i) the singular shall include the plural and vice versa, and one gender shall include all others;

(j) a "SUBSIDIARY" is, in relation to a "HOLDING UNDERTAKING", any other undertaking in which the holding undertaking (or persons acting on its or their behalf) for the time being directly or indirectly holds or controls either:

          (i) a majority or 50 per cent. of the voting rights exercisable at general meetings of the members of that undertaking on all, or substantially all, matters; or

          (ii) the right to appoint or remove directors having a majority or 50 per cent. of the voting rights exercisable at meetings of the board of directors of that undertaking on all, or substantially all, matters;

     and any undertaking which is a subsidiary of another undertaking shall also be a subsidiary or any further undertaking of which that other is a subsidiary; and

(k) references to DOLLARS or US$ are references to the currency of the United States of America; and references to PESETAS or PTAs are references to the currency of the Kingdom of Spain.

SALE AND PURCHASE OF SHARES

2.1 Subject to the terms and conditions of this Agreement the Vendors shall, as absolute owners, sell to TeleTech, and TeleTech shall purchase from the respective Vendors, the Shares as follows:

3i Shall sell 168 shares in the Company, representing 16.295% of the Company's issued share capital, to TeleTech.

3i II Shall sell 167 shares in the Company, representing 16.198% of the Company's issued share capital, to TeleTech.

Milletti Shall sell 451,061 shares in the Holding Company, representing 100% of the Holding Company's issued share capital, to TeleTech.


2.2 The Shares shall be sold with all rights attaching to them and free from all Security Interests and from any other third party right, except for the interest dividend payment in relation to the Company Shares approved on June 30, 2000 for the amount of PTAs 52,569,734 which was paid on July 28, 2000 to 3i and 3i II and on July 31, 2000 to HC.

2.3 The Vendors and the Companies hereby waive all rights of first refusal and any other pre-emption right including, without limitation, any option rights which they may have in respect of the sale of the Shares referred to in Clause
2.1 so as to permit their acquisition by TeleTech.

PURCHASE PRICE AND PAYMENT

3.1 The aggregate purchase price payable for all the Shares (the PURCHASE PRICE) shall be US$100 million, of which the sum of US$67.507 million (represented by 2,203,313 shares of TeleTech Stock) shall be allocated to the HC Shares and the sum of US$32.493 million (represented by 1,060,503 shares of TeleTech Stock) shall be allocated to the Company Shares.

3.2 The Purchase Price shall be paid by the allotment by TeleTech to Milletti, 3i and 3i II of three million two hundred and sixty-three thousand eight hundred and sixteen (3,263,816) shares of TeleTech Stock which the parties have agreed have an aggregate value of US$100 million (the CONSIDERATION SHARES).

3.3 The Consideration Shares shall be delivered to Milletti, 3i and 3i II as follows:

(a) 92.24% of the Consideration Shares (being 3,010,544 shares of TeleTech Stock) shall be delivered to Milletti, 3i and 3i II in the Vendors' Proportions on Completion (being 2,032,336, 490,564 and 487,644 shares of TeleTech Stock respectively); and

(b) 7.76% of the Consideration Shares (being 253,272 shares of TeleTech Stock) shall be delivered to the Escrow Agent on Completion (the ESCROW SHARES) (170,977 shares of TeleTech Stock for the account of Milletti; 41,270 shares of TeleTech Stock for the account of 3i and 41,025 shares of TeleTech Stock for the account of 3i II) and shall be held by the Escrow Agent in accordance with the terms of the Escrow Agreement as a general security for the Balance Sheet, the Vendors' Warranties, the obligations and undertakings of the Vendors under this Agreement or any agreement referred to herein. The remaining Escrow Shares, after having withdrawn any Escrow Shares out of the Escrow Account in accordance with the procedure set out in Clause 7 and the Escrow Agreement, shall be delivered to Milletti, 3i and 3i II in the Vendors' Proportions in accordance with the terms of the Escrow Agreement.

COMPLETION

4.1 Immediately after signing of this Agreement, the events set out in the following provisions of this Clause 4 shall take place.

4.2 The Vendors and TeleTech shall execute for TeleTech's benefit, in the presence of a Spanish notary public, notarial deed(s) of transfer in respect of all of the Shares referred to in Clause 2.1.

4.3 The Companies' secretaries shall enter, as soon as practicable, the name of TeleTech in the relevant Shareholder Registry Books as the holder of the relevant Shares following the execution of the notarial deed mentioned in Clause
4.2 above.

4.4 General shareholders' meetings of the Companies and the Subsidiaries shall be held accepting Holding Company, 3i Iberica de Inversiones Industraiales, S.A., Mr. Joan Olle Bartolome, Mr. Marcel Planelles Aran and Mr. Josep Padros Busquets' resignations as directors of the Company; Milletti's resignation as director of the

Holding Company; Holding Company, 3i Iberica de Inversiones Industriales, S.A., Mr. Joan Olle Bartolome, Mr. Marcel Planelles Aran, Mr. Josep Padros Busquets, Mr. Gustavo M. Martinez Garcia and Mr. Carles Marti Batera's resignations as directors of DTG; appointing Mr. Scott Douglas Thompson, Mr. Larry Wayne Kessler and Sr. Olle as new directors of the Company; appointing Mr. Scott Douglas Thompson, Mr. Larry Wayne Kessler and Sr. Olle as new directors of the Holding Company and appointing Mr. Scott Douglas Thompson, Mr. Larry Wayne Kessler, Sr. Olle and Mr. Gustavo M. Martinez Garcia as new directors of DTG.

4.5 Board meetings of the Companies (and the Subsidiaries) shall take place to appoint the chairman and secretary of their respective Boards.

4.6  The following agreements shall be executed by the relevant parties thereto:

     (i)   the Escrow Agreement in the form set out in Schedule 6;

     (ii)  the Registration Rights Agreement in the form set out in Schedule 7;
           and

     (iii) the Employment Agreement and the Stock Option Agreements annexed thereto in the form set out in Schedule 5.

POST-COMPLETION UNDERTAKINGS

5.1 Each of the Vendors undertakes to TeleTech, in accordance with the Registration Rights Agreement, not to purchase, sell or otherwise dispose of, directly or indirectly, (including by way of granting any Security Interest over) any of the Consideration Shares or any of TeleTeck Stock, or any interest in them, at any time until TeleTech has notified the Vendors that it has publicly released, in a quarterly report on Form 10-Q or in a press release for the applicable fiscal quarter following the date of Completion financial reports covering, at least, thirty (30) days post-acquisition financial results which TeleTech anticipates realising on or around October 18, 2000.

5.2 Milletti undertakes to TeleTech that within 12 months from the date of Completion the Company will sell the mooring held in the Olympic Port in Barcelona at market value to Sr. Olle.

5.3 TeleTech undertakes to file in accordance with the Registration Rights Agreement, in a timely fashion, all reports required to be filed pursuant to the Securities Exchange Act of 1934 in order that the Vendors may re-sell their Consideration Shares under Rule 144 beginning one year after the date of Completion.

BALANCE SHEET REVISION

6.1 During the period of twelve (12) months from the date of Completion, TeleTech may request TeleTech's Accountants to revise the Balance Sheet (the BALANCE SHEET REVISION). Such Balance Sheet Revision shall be carried out on the basis of the accounting policies and procedures set out in Schedule 4.

6.2 The parties agree that the purpose of the Balance Sheet Revision is to determine whether, in light of the contingencies, facts, matters, events and circumstances that have arisen or are discovered between the Balance Sheet Date and the Revised Balance Sheet Date and which relate to matters prior to the date of Completion, the consolidated net worth of the Companies and the Subsidiaries as at the date of Completion is lower than PTAs 1,183,364,000 as derived from the Balance Sheet. The parties also agree that any Final Deficit determined in accordance with the procedure set out in this Clause 5 shall reduce the Purchase Price, and such amount shall be paid back by the Vendors out of the Escrow Account.

6.3 The conclusion of the Balance Sheet Revision as to the existence and amount of the Deficit in the consolidated net worth of the Companies and the Subsidiaries and the grounds thereof must be stated in writing by TeleTech's Accountants and notified by TeleTech to the Vendors no later than October, 31, 2001 (the FIRST SPECIAL REPORT).

6.4 If the First Special Report states that a Deficit exists but the Vendors do not agree with such conclusion, the Vendors may, at their expense, retain an audit firm of recognised prestige, other than TeleTech's Accountants and PricewaterhouseCoopers, to review the correctness of the conclusions of the First Special Report in accordance with the policies and procedures set out in
Schedule 4 as applied to the Revised Balance Sheet. The opinion of the audit firm appointed by the Vendors as to the correct deficit, if any, and the grounds thereof must be stated in writing and notified by the Vendors to TeleTech not later than thirty (30) days following the date when notice of the First Special Report was given to the Vendors (the SECOND SPECIAL REPORT).

6.5 In case of discrepancy between the First Special Report and the Second Special Report, the Final Deficit will be decided by PricewaterhouseCoopers (Barcelona Office), or, if PricewaterhouseCoopers (Barcelona Office) does not accept the request, by an audit firm of recognised prestige jointly appointed by the two firms having issued the First Special Report and the Second Special Reports, respectively. The audit firm so appointed shall state its opinion as to the existence and amount of the deficit (the FINAL SPECIAL REPORT), in accordance with the policies and procedures set out in Schedule 4 as applied to the Revised Balance Sheet, as soon as possible. The Final Deficit will be final and binding upon the parties, provided, however, that the maximum amount for such deficit will be that set out in the First Special Report and the minimum amount for such deficit will be that set out in the Second Special Report.

6.6  The Final Deficit shall be:

(a) zero, if TeleTech fails to notify the First Special Report showing the Deficit to the Vendors before October 31, 2001;

(b) the Deficit if the Vendors fail to notify a Second Special Report showing a deficit lower than the Deficit to TeleTech within the term available to the Vendors for serving such notice;

(c) the Final Deficit subject to a maximum amount equal to the Deficit stated in the First Special Report and to a minimum amount equal to the deficit stated in the Second Special Report.

WARRANTIES AND CLAIMS

7.1 The Vendors confirm their understanding that TeleTech has entered into this Agreement and based the Purchase Price in reliance upon the Vendors' Warranties being true, correct and accurate;.

7.2(a) 3i and 3iII severally represent and warrant to TeleTech the terms of the Vendor Warranties contained in Part 1 of Schedule 1.

(b) Milletti and Sr Olle jointly and severally, represent and warrant to TeleTech the terms of the Vendors' Warranties contained in Part 2 of
     Schedule 1.

7.3 Each of the Warranties shall be construed separately and (except as expressly provided to the contrary) shall not be limited or restricted by reference to or inference from the terms of any other Warranty or any other term of this Agreement.

7.4 The rights and remedies of TeleTech in respect of the Vendors' Warranties shall not be affected by (i) any investigation made into the affairs of the Companies or their Subsidiaries or any knowledge held or gained of any such affairs by or on behalf of TeleTech, except for Contingent Liabilities; or (ii) or otherwise, other than a specific and duly authorised written waiver or release by TeleTech.

7.5 Each of the Vendors undertakes to notify TeleTech in writing immediately upon it becoming aware of any circumstance arising after the date of this Agreement which would cause the Vendors Warranties to be untrue or inaccurate or misleading in any respect at the time such Warranty was given or made.

7.6 Subject to Clause 7.13, and except for a Claim in respect of paragraph 1.5 or 2.5 of the Vendors' Warranties, TeleTech shall not be entitled to any Escrow Shares in respect of any Losses, Claim, Third Party Claim, Deficit, Final Deficit, Warranty or any other claim whatsoever arising from this Agreement, unless written notice is served on the Vendors within twelve (12) months from the date of Completion (without prejudice to the period allowed for serving a Deficit Notice or a Final Deficit Notice).

7.7 Subject to Clause 7.13, and except for a Claim in respect of paragraph 1.5 or 2.5 of the Vendors' Warranties, the Escrow Account shall be the only recourse of TeleTech in relation to the payment for any breach of this Agreement, Claim, Third Party Claim, Deficit, Final Deficit, Warranty or any other claim whatsoever arising from this Agreement.

7.8 TeleTech shall not be entitled to recover any Losses in respect of any Claim more than once.

7.9 TeleTech shall not be entitled to make any Claim to the Vendors and the Vendors shall not be entitled to make any Claim unless the aggregate liability for all

Claims exceeds US$500,000.00, the aggrieved party shall be entitled to Claim the excess of US$500,000.00. However, TeleTech shall be entitled to Claim the excess of US$100,000.00 to the extent that one Claim arises exceeding US$500,000.00.

7.10 If TeleTech becomes aware of a Third Party Claim for which the Vendors could be liable under this Agreement after Completion:

(a) TeleTech shall notify the Vendors of the existence of the Third Party Claim as soon as reasonably practicable, and whether it is TeleTech's intention that the Affected Company should resist or defend the Third Party Claim;

(b) in respect of all Third Party Claims, TeleTech shall, so far as it is lawful for it to do so, consult with and take into account the reasonable representations of the Vendors and keep them reasonably informed in relation to the conduct of such Third Party Claim subject to such representations being made reasonably promptly.

7.11 TeleTech shall notify the Vendors in writing of any breach of the Vendor's Warranties which is reasonably likely to result in TeleTech being entitled to make a Claim against the Vendors which becomes known to TeleTech after Completion as soon as reasonably practicable after such breach of the Vendor's Warranties becomes known to TeleTech.

7.12 TeleTech shall procure that the Companies and Subsidiaries use their reasonable endeavours (including pursuing claims against any relevant third party) to mitigate any Loss resulting from any breach of the Vendor's Warranties.

7.13 None of the limitations on the liabilities of the Vendors contained in the foregoing provisions of this Clause 7 shall apply to any Claim which arises or is increased, or to the extent to which it arises or is increased, as a consequence of, or which is delayed as a result of, fraud, wilful misconduct or wilful concealment (DOLO), directly or indirectly, by any of the Vendors.

7.14 TeleTech represents and warrants to the Vendors the terms of the TeleTech Warranties. TeleTech shall not be liable for any Claim except for a Claim in relation to breach of paragraph 1.3 of the TeleTech Warranties, unless it receives from the Vendors written notice containing details of the Claim including the Vendor's estimate of the amount of any such Claim prior to twelve
(12) months from the date of Completion and, TeleTech shall not be liable for any amount of any Claim (except for a Claim in relation to breach of paragraph
1.3 of the TeleTech Warranties) that exceeds 7.76% of the Purchase Price.

ESCROW MECHANICS

8.1 Without prejudice to Clause 8.4 below and subject to Clause 7.7 above, if prior to end of the period of twelve months from the date of Completion, TeleTech, or any other member of the TeleTech Group or any of the Companies, or any of the Subsidiaries suffers any Losses which any of them may incur in relation to any Claim, TeleTech shall give written notice to the Escrow Agent (with a simultaneous copy to the Vendors) setting out the amount due to TeleTech and the number of Escrow

Shares whose aggregate Escrow Share Value is equivalent to such Losses. In the event the amount of the Losses deriving from a Claim exceeds the aggregate Escrow Share Value of the Escrow Shares, all of the Escrow Shares, subject to Clause 7.9, shall be transferred to TeleTech.

8.2 Where TeleTech gives notice to the Escrow Agent giving reasonable details that an amount is due to TeleTech in respect of a Claim, such amount shall be paid forthwith to TeleTech by the Escrow Agent before the expiry of ten (10) days from the receipt by the Escrow Agent of such notice if the Vendors do not, within such ten (10) day period, notify the Escrow Agent (with a simultaneous copy to TeleTech) that they bona fide dispute the amount of such Claim and giving reasonable details of the reason why they dispute such amount or provision.

8.3 If, at the end of the period of one year from the date of Completion, there is any dispute between the Parties in respect of a Claim or where the Claim is in relation to a Contingent Liability, then such number of Escrow Shares whose aggregate Escrow Share Value is equivalent to the maximum amount in dispute, or the maximum amount that could reasonably be awarded in respect of such Contingent Liability, together with the maximum reasonably anticipated costs, expenses, interest, charges or penalties relating thereto, or where the amount in dispute or the Contingent Liability exceeds the aggregate Escrow Share Value of the Escrow Shares, the total number of Escrow Shares, shall be withheld until:

(a)  in relation to a dispute, such dispute is resolved either by

     (i)  agreement between the Vendors and TeleTech in writing; or

     (ii) a final judgement or resolution issued in relation to it by a court or competent body; or

(b)  in the case of a Contingent Liability until either

     (i) the Vendors and TeleTech agree that such Contingent Liability has ceased to be a liability; or

     (ii) such Contingent Liability becomes an actual liability giving rise to a Claim within seven (7) months from the date of the notice of such Contingent Liability, such notice to be given within the period of twelve (12) months from the date of Completion, and such Claim is dealt with in accordance with this Agreement.

8.4 Up until the expiry of the Escrow Period, TeleTech may give to the Escrow Agent written notice (with a simultaneous copy to the Vendors) setting out (i) the amount of the Deficit as determined in accordance with Clause 6; (ii) the number of Escrow Shares whose aggregate Escrow Share Value is equivalent to the amount of the Deficit and (iii) a copy of the First Special Report (the DEFICIT NOTICE). Upon receipt by the Escrow Agent of the Deficit Notice, such number of Escrow Shares as stated in the Deficit Notice shall be withheld in the Escrow Account and shall not be released or paid until a Final Deficit has been determined in accordance with Clause 6. In the event the amount of the Deficit exceeds the aggregate Escrow Share Value of the Escrow Shares still remaining in the Escrow Account, all of the Escrow Shares shall be withheld. Upon determination of the Final Deficit, the parties shall give written notice to the Escrow Agent setting out (i) the amount of the Final Deficit and (ii) the number of Escrow Shares to be transferred to TeleTech whose aggregate Escrow Share Value is equivalent to the amount of the Final Deficit (the FINAL DEFICIT NOTICE). In the event the amount of the Final Deficit exceeds the aggregate Escrow Share Value of the Escrow Shares still remaining in the Escrow Account, all of the Escrow Shares shall be stated in the Final Deficit Notice to be transferred to TeleTech. The Escrow Agent shall then transfer to TeleTech such number of Escrow Shares as are set out in the Final Deficit Notice.

FURTHER ASSURANCES

9. Each party undertakes with the other that (so far as it is legally able and permitted to do so) it will do or procure to be done all such further acts and things, execute or procure the execution of all such other documents and exercise all voting rights and powers, direct or indirect, available to it in relation to any person and to the Companies so as to ensure the complete and punctual fulfilment, observance and performance of the provisions of this Agreement and generally that full effect is given to the principles set out in this Agreement.

NON-COMPETITION

10.1 Milletti and Sr Olle jointly and severally undertake to TeleTech that they will not and they shall procure that none of their Related Parties will, in any Relevant Capacity during the 3-year period commencing on the date of Completion:

(a) carry on any business, or hold any equity interest in or be otherwise interested (directly or indirectly) in any other company or business which competes with the business of any of the Companies, the Subsidiaries, TeleTech or any subsidiary of Tele-Tech, except to the extent such interest is a holding of not more than five (5) per cent. of the total issued share capital of a company listed on a recognised stock exchange and they are not a member of the board (or equivalent) of such company or any of its subsidiaries;

(b) canvass or solicit the custom of any person, firm or company who has been, or is currently, a customer, supplier, or distributor or advisor or a potential customer, supplier or distributor of any of the Companies, the Subsidiaries, TeleTech or any subsidiary of Tele-Tech, except for, in relation to Sr Olle, in respect of business dealings with such persons, firms or companies in his private business, provided that such business does not compete or interfere with the business of any of the Companies, the Subsidiaries, TeleTech or any subsidiary of TeleTech; or

(c) induce or seek to induce any employee of any of the Companies, the Subsidiaries, TeleTech or any subsidiary of Tele-Tech to, directly or indirectly, become employed by or render services to, whether as employee, consultant or otherwise, any of the Vendors or any of their Related Parties.

10.2 Each of 3i and 3i II severally undertake that it will not, during the one-year period commencing on the date of Completion, use any information or knowledge relating to any of the Companies or the Subsidiaries and obtained through its investment in the Company to:

(a) actively canvass or solicit the custom of any person, firm or company who has been or is currently a customer, supplier, distributor or advisor or a potential customer, supplier or distributor of any of the Companies, the Subsidiaries, TeleTech or any subsidiary of TeleTech; or

(b) induce or seek to induce any employee of any of the Companies, the Subsidiaries, TeleTech or any subsidiary of Tele-Tech to become employed by or render services to, whether as employee, consultant or otherwise.

SECURITY

11. As a security of the Vendors' obligations and undertakings under this Agreement, 7.76% of the Consideration Shares shall be held in Escrow by the Escrow Agent in accordance with this Agreement and the Escrow Agreement.

ENTIRE AGREEMENT

12. This Agreement, including the Schedules, Annexes and any other agreements between the parties specifically referred to in this Agreement together constitute the entire agreement and understanding between the parties in relation to the Company. This Agreement supersedes all previous letters of intent and heads of terms exchanged and confidentiality agreements between any of the parties in connection with the transactions referred to in this Agreement.

VARIATION AND WAIVERS

13.1 No variation of this Agreement (or any document entered into pursuant to this Agreement) shall be valid unless it is in writing and signed by or on behalf of each of the parties to this Agreement and no waiver by a party of its rights under this Agreement shall be valid unless it is in writing and signed by or on behalf of that party.

13.2 No waiver by a party of a failure by another party to perform any provision of this Agreement shall operate or be construed as a waiver in respect of any other failure whether of a like or different character.

ASSIGNMENT

14. The parties shall not be entitled to assign the benefit of any provision of this Agreement without the prior written consent the other parties, such consent not to be unreasonable withheld.

INVALIDITY

15. If any of the provisions of this Agreement is or becomes invalid, illegal or unenforceable under the laws of any jurisdiction, the validity, legality or enforceability of the remaining provisions shall not in any way be affected or impaired. The parties shall nevertheless negotiate in good faith in order to agree the terms of a mutually satisfactory provision, achieving as nearly as possible the same commercial effect, to be substituted for the provision so found to be void or unenforceable.

ANNOUNCEMENTS

16.1 Subject to Clause 16.2, no public announcement or press release in connection with the execution or subject matter of this Agreement shall be made or issued by or on behalf of any party without the prior written approval of the other parties (such approval not to be unreasonably withheld or delayed).

16.2 If a party has an obligation to make or issue any announcement required by law or by any stock exchange or by any governmental authority, the relevant party shall give the other parties every reasonable opportunity to comment on any such announcement or release before it is made or issued and the approval of another party shall be required to any specific references therein to that party, its affairs or to the Company including its management (provided always that this shall not have the effect of preventing the party making the announcement or release from complying with its legal or stock exchange obligations.)

NOTICES

17.1 Any notice required to be given under this Agreement shall be sufficiently given if delivered personally or if sent by courier with proof of delivery or facsimile process. Any notice which is sent or despatched in accordance with this Clause 17 shall be deemed to have been received by the addressee:

(a)  if delivered personally, at the time of delivery;

(b) in the case of a notice sent by courier with proof of delivery on the date stated by the courier as being the date on which the envelope containing the notice was delivered; and

(c)  if sent by facsimile process:

     (i) where burofax has been used, on the next following Business Day to the date expressed in the OK transmission report; and

     (ii) where sent on any other basis by facsimile process, on the next following Business Day to the date expressed on the O.K. transmission report provided that a further copy of the notice has also been sent on that next following Business Day and an O.K. transmission report was also received in relation to it.

17.2 The addresses of the parties for the purpose of Clause 17.1 are as follows:

3i GROUP PLC:

3i Group plc                    with a copy to: 3i Europe plc Sucursal en Espana
91 Waterloo Road                            Ruiz de Alarcon 12, 2-B
London SE1 8XP                              28014 Madrid
UK                                          fax: (34)(91) 5219819
fax: (44)(71) 928 0058

3i EUROPARTNERS II LP:

3i Europartners II LP           with a copy to: 3i Europe plc Sucursal en Espana
91 Waterloo Road                            Ruiz de Alarcon 12, 2-B
London SE1 8XP                              28014 Madrid
UK                                          fax: (34)(91) 5219819
fax: (44)(71) 928 0058

MILLETI, S.L.:

Milleti, S.L.
Compte d'Urgell, 240, 7Barcelona
08036
Spain


ALBERT OLLE BARTOLOME

Albert Olle Bartolome
c/o Milletti, S.L.
Compte d'Urgell, 240, 7
Barcelona 08036
Spain

TELETECH HOLDINGS, INC.:

TeleTech Holdings, Inc.                 with a copy to: Hogan & Hartson L.L.P.
1700 Lincoln Street, Suite 1400                 1200 17th Street, Suite 1500
Denver, Colorado 80203                          Denver, Colorado 80202
Attn: General Counsel                           Attn: Steven A. Cohen
fax: (1)(303) 8944000                           fax: (1)(303) 899 7333

TeleTech Holdings, Inc.
1700 Lincoln Street, Suite 1400
Denver, Colorado 80203
Attn: Chief Financial Officer
fax: (1)(303) 8944000

or in each case such other address and contact details as the relevant party may notify to the other parties in writing.

COUNTERPARTS

18. This Agreement may be executed in any number of counterparts by the parties to it on separate counterparts, each of which shall be an original, but all of which together shall constitute one and the same instrument.

COSTS

19. Each of the parties shall bear its own legal and other costs and expenses arising in connection with the negotiation, preparation and execution of this Agreement and TeleTech. For the avoidance of doubt, the accounting fees deriving from the audit of the Company and the Subsidiaries shall be borne by the Company and the legal fees payable to Uria & Menendez and Debevoice & Plimpton shall be born by TeleTech not to exceed on aggregate US$150,000.00; the costs of any professional services engaged to assist the Vendors in relation to the transaction described in this Agreement, including without limitation, the costs of UBS Warburg and Warburg Dillon Reed (Espana) shall be borne by the Vendors. Notarial fees shall be borne by TeleTech.

GOVERNING LAW AND JURISDICTION

20.1 This Agreement shall be governed by and construed in accordance with the laws of Spain.

20.2 The parties shall do everything possible to resolve any dispute amicably. The parties shall attempt to resolve in good faith any dispute, controversy or claim arising from the interpretations or performance of this Agreement or any other agreement entered into pursuant to it including any question as to its existence, validity or termination, between or among themselves.

20.3 If the parties to a dispute are unable to resolve the dispute by mutual agreement within ten (10) Business Days from either party serving on the other written notice of dispute describing briefly the matter in dispute, then a Third Party Counsel shall be engaged to intermediate between the parties to the dispute. The Third Party Counsel shall attempt to resolve the dispute and shall deliver to the parties to the dispute a written decision (the DECISION) within fifteen (15) Business Days from the date of his appointment.

If, within fifteen (15) Business Days from the receipt of the Decision, none of the parties to the dispute give notice to the other party or parties that it disagrees with such Decision or any item thereof, such notice to state the reasons for the disagreement in reasonable detail (the DISAGREEMENT NOTICE), the Decision shall be final and binding on the parties for all purposes.

The costs of the Third party Counsel shall be borne by the party whose submission is rejected by the Third Party Counsel.

20.4 If:

(a) any of the parties to the dispute gives a Disagreement Notice within such fifteen (15) Business Days and, if the parties are unable to reach an agreement in good faith in respect thereof within five (5) further Business Days of such Disagreement Notice; or

(b) the parties to the dispute are unable to reach an agreement as to who shall be appointed Third Party Counsel for the purpose of this clause;

then the dispute shall be referred to and finally resolved and decided by the courts of the city of Barcelona (Spain).

This Agreement as well as the Schedules to it, have been signed for and on behalf of the parties, in Barcelona on the date appearing at its commencement:



-----------------------------
3i GROUP PLC



-----------------------------
3i EUROPARTNERS II LP



-----------------------------
MILLETTI, S.L.



-----------------------------
ALBERT OLLE BARTOLOME



-----------------------------
TELETECH HOLDINGS, Inc

                                   SCHEDULE 1

                               VENDORS' WARRANTIES

PART 1: 3i AND 3i II WARRANTIES

1.1 3i is a company duly incorporated and 3i II is a limited partnership, each is validly existing under their respective laws of incorporation or purported incorporation.

1.2 Each of 3i and 3i II has the legal right and full power and authority to enter into and perform this Agreement and any other documents to be executed by any of 3i and 3i II pursuant to or in connection with this Agreement which when executed will constitute valid and binding obligations on each Vendor, in accordance with their respective terms.

1.3 The execution and delivery of, and the performance by 3i and 3i II of their obligations under this Agreement and any other documents to be executed by any of 3i and 3i II pursuant to or in connection with this Agreement will not result in a breach of any provision of the bye-laws or other constitutional documents of 3i or 3i II and the execution of this Agreement and the fulfilment of the terms contained therein vests TeleTech with the ownership of Company Shares.

1.4 Each of 3i and 3i II represent and warrant that the information contained in Recitals (D) and (G) to this Agreement is correct.

1.5 All of the Company Shares are fully paid and 3i and 3i II are the legal and beneficial owners of them free from all Security Interests, options, equities, claims or other third party rights (including rights of pre-emption), other than in the bye-laws of the Company, of any nature whatsoever.

1.6 Neither 3i nor 3i II has purchased or sold TeleTech Stock or derivatives thereof during the period of thirty (30) days prior to the date of Completion.

PART 2: MILLETTI AND OLLE WARRANTIES

2.1 Each of Milletti, the Companies, DTG and ZigZag are companies duly incorporated and validly existing under their respective laws of incorporation or purported incorporation.

2.2 Each of Milletti and Sr Olle has the legal right and full power and authority to enter into and perform this Agreement and any other documents to be executed by any of Milletti and Sr Olle pursuant to or in connection with this Agreement which when executed will constitute valid and binding obligations on each of Milletti and Sr Olle, in accordance with their respective terms.

2.3 The execution and delivery of, and the performance by Milletti and Sr Olle of their obligations under, this Agreement and any other documents to be executed by any of Milletti and Sr Olle pursuant to or in connection with this Agreement will not result in a breach of any provision of the bye-laws or other constitutional documents of Milletti and the execution of this Agreement and the fulfilment of the terms contained therein vests TeleTech with the ownership of the HC Shares.

2.4 Milletti and Sr Olle represent and warrant that the information in respect of the Companies contained in Recitals (A), (B), (C), (E), (F), (H), (I), (J),
(L), (N), (O) and (P) to the Agreement is correct.

2.5 All of the HC Shares are fully paid and Milletti and Sr Olle are the legal and beneficial owners of them free from all Security Interests, options, equities, claims or other third party rights (including rights of pre-emption), other than in the bye-laws of the Company, of any nature whatsoever.

2.6 Neither Milletti nor Sr Olle has purchased or sold TeleTech Stock or derivatives thereof during the period of thirty (30) days prior to the date of Completion.

                                   SCHEDULE 2

                                  BALANCE SHEET

                                   SCHEDULE 3

                               TELETECH WARRANTIES

1.1 TeleTech has obtained all corporate authorisations and all other applicable governmental, statutory, regulatory or other consents required to enter into and perform the obligations deriving from this Agreement, including the purchase of the Shares and the issuance and allotment of the Consideration Shares ; and

1.2 The Consideration Shares are authorised TeleTech Stock and have been issued before Completion on behalf of Milletti, 3i and 3i II, fully-paid, and free from all Security Interests, options, equities, claims or other third party rights (including rights of pre-emption) of any nature whatsoever.

1.3 The Consideration Shares will be issued by TeleTech free from all Security Interests, options, equities, claims or third party rights (including rights of pre-emption) of any nature whatsoever and the issuance of the Consideration Shares in accordance with this Agreement vests the Vendors with the ownership of the Consideration Shares.

1.4 The execution and delivery of, and the performance by TeleTech of its obligations under this Agreement and any other documents to be executed by TeleTech pursuant to or in connection with this Agreement will not result in a breach of any provision of the bye-laws or other constitutional documents of TeleTech.

                                   SCHEDULE 4

                       ACCOUNTING POLICIES AND PROCEDURES

1.1 The Balance Sheet Revision shall take into account not only events prior to June 30, 2000 but also events that occur or are discovered by TeleTech after that date affecting entries included or that should have been included in the Balance Sheet and further provided that the specific provisions contained in paragraph 1.2 below concerning certain entries of the Balance Sheet will in any case be applied.

1.2 The Balance Sheet Revision and the determination of any deficit shall be carried out pursuant to the following principles:

(a) The events that occur or are discovered after June 30, 2000 affecting items entries included or that should have been reflected under Spanish generally accepted accounting principles ("Spanish GAAP") in the Balance Sheet shall cause an adjustment of the Balance Sheet entries affected under the Balance Sheet Revision even if such events had not occurred or were not known nor foreseeable at the time of execution of this Agreement nor at the time of drawing the Balance Sheet but occurred or were known later (prior to or after the execution of this Agreement), subject to the provisions of the subparagraphs below in connection with their respective issues.

(b) The policies and practices consistently applied by the Company and its Subsidiaries in 2000 and previous fiscal years shall be applied insofar as they conform with Spanish GAAP.

(c) The positive and negative adjustments affecting all the items accounted under the same first-digit balance sheet account of the Balance Sheet shall be arithmetically summed, to set off adjustments of opposite sign. Positive net adjustments in the aggregate of all the items accounted for under the same first-digit balance sheet account shall be ignored and shall not be set off against negative adjustments in other balance sheet accounts of a different first-digit number.

(d)  There shall be no upward revaluation of fixed assets.

(e) The balance sheet entries of accounts receivable shall be corrected according to the payments received; the specific provisions
     (collection-risk reserves separately allocated to specific account receivables) shall apply to cover the non-payment of the corresponding receivables. The excess of the specific provisions shall be added up in the generic provision which shall be set off against shortfalls in receivables in excess of their respective specific provisions.

(f) There shall be no adjustments to the value of assets due to: (i) market changes, (ii) legal, regulatory or technological developments and (iii) decisions taken by TeleTech or under its consent.

(g) Liabilities (including those which are identified and quantified but have not become payable or those that are pending a final resolution as to their existence or amount) arising out of facts, decisions or circumstances prior to June 30, 2000 identified and quantified in the course of the Balance Sheet Revision shall be considered to be actual liabilities as at that date to be accounted for in the Balance Sheet.

(h) Any payment made to TeleTech out of the Escrow Account as a result of a Claim shall be taken into account.

                                   SCHEDULE 5

                              EMPLOYMENT AGREEMENT

                                   SCHEDULE 6

                                ESCROW AGREEMENT

                                   SCHEDULE 7

                          REGISTRATION RIGHTS AGREEMENT


                                                                         Page 29